Exhibit 99.2

July 29, 2013

Fellow Baker Employees:

As announced this morning, Baker has reached an agreement to be acquired by Integrated Mission Solutions, LLC (“IMS”). IMS is an affiliate of DC Capital Partners, LLC (“DC Capital”), a privately held investment firm founded by Thomas J. Campbell and headquartered in Washington, DC. We believe IMS’s operations, capabilities, and customer relationships complement Baker’s engineering businesses. Mr. Campbell and the team at DC Capital have a proven track record of investing in companies that have strong prospects and a reputation for excellence in providing the highest quality of services and solutions to the U.S. Federal Government.

IMS offers U.S. government-focused solutions and services in Engineering and Development and Strategic Intelligence and Technology with more than 2,000 highly certified, security cleared employees worldwide. We believe that our Company was an attractive investment for IMS for a number of reasons, including that we are well known inside the Federal government, in particular the Departments of Defense and Homeland Security, and for providing a broad portfolio of top-quality engineering services. IMS is also attracted to and excited about the capabilities of and prospects for our national Transportation business.

Today’s announcement is the result of a more than six-month process during which our Board of Directors thoroughly and extensively reviewed a broad range of strategic alternatives. We believe that the transaction is a good financial opportunity for our shareholders, including employee shareholders, who through their 401Ks are our largest shareholders. IMS’s offer of $40.50 in cash per share of common stock represents a 37% premium to Baker’s closing share price of $29.60 on July 26, 2013, a 55% premium to the average 90-day share price, and a 93% premium to the share price on December 18, 2012, the day before DC Capital submitted an unsolicited proposal to acquire the Company. In addition, from the employee perspective, IMS was considered a good option because:

•	It helps ensure the future growth of Baker as we can leverage IMS’s knowledge of and relationships with the Federal government to create opportunities for new government contracts.

•	IMS is committed to Baker’s legacy of excellent service and quality work for our clients. IMS and Baker are like minded. We take pride in doing our best for our customers.

•	There is no substantial business overlap in our businesses – the majority of IMS’s business is derived from contracts outside of the U.S. while our principal focus is, of course, inside the U.S.

•

IMS has a diverse customer base with a primary focus on the Classified Intelligence Agencies, Department of State, Department of Defense, Department of Homeland Security, U.S. Army Corps of Engineers, and other federal agencies which complement Baker’s federal, state, and local government customer base.

•	This transaction keeps Baker in the Pittsburgh region. We are a 73-year old iconic brand in our headquarters area and as a good corporate citizen we take pride in our community.

July 29, 2013

We hope you will share our support and enthusiasm for this new chapter for Baker. We are especially proud that IMS has agreed to retain the Baker name, maintain the headquarters in Moon Township, maintain our current salary and benefits for a one-year period, and keep the current organization and staffing essentially intact.

The agreement with DC Capital provides for a cash tender offer of $40.50 per share of Baker common stock to acquire at least a majority of the outstanding shares. Any shares not acquired in the offer will be acquired in a short-form merger at the same cash price as paid in the tender offer. The merger is subject to customary regulatory approvals, including filings under the Hart-Scott-Rodino Antitrust Improvements Act. Assuming these conditions are satisfied, we expect to become part of the IMS family by the end of the third quarter or early in the fourth quarter of 2013.

Until the transaction closes, I am sure you can appreciate that there are many questions we cannot yet answer due to legal constraints, but please reach out to us and we will do our best to respond.

Thank you for your support and belief in a new chapter for Michael Baker Corporation.

Jim McKnight and Mike Zugay

Office of the Chief Executive